ARNOLD S. TENNEY

     Arnold S. Tenney, 56 years old, is currently (i) President, Chief Executive Officer, a director and major stockholder of ARC International Corporation ("ARC"), an Ontario, Canada corporation whose common shares are traded on the American Stock Exchange (the "AMEX"), (ii) Chairman of the Board and a director of Ballantyne of Omaha, Inc. ("Ballantyne"), a Delaware corporation whose common shares are traded on the New York Stock Exchange, and (iii) Chairman of the Board and a director of Cabletel Communications Corp. ("Cabletel"), an Ontario, Canada corporation whose common shares are traded on the AMEX. Mr. Tenney has held positions with ARC, Ballantyne and Cabletel since 1978, 1988 and 1985, respectively.

     ARC is primarily engaged in the development, construction and operation of ice rink facilities throughout the United States and Canada. Certain components used in the construction of ice rink facilities, such as refrigeration units and dasher board systems, are designed, manufactured and installed by ARC. ARC has completed the development of an ice rink facility in Rockville, Maryland and has three additional facilities in various phases of construction located in East Lansing, Michigan; Danbury, Connecticut and Chesapeake, Virginia. ARC also has three operational ice rink facilities located in the metropolitan Toronto area. In connection with its ice rink operations, ARC is engaged in the retail of ice hockey and skating related merchandise, as well as operating food concessions and licensed restaurants within such facilities.

     Ballantyne is a leading developer, manufacturer and distributor of commercial motion picture equipment and long-range follow spotlights in the United States and abroad. The Company also manufactures and distributes commercial food service equipment, principally pressure fryers, barbeque slow roast ovens and rotisserie ovens.

     Cabletel is a leading Canadian full-service distributor of broadband communications equipment used in the cable television and telecommunications industries. Cabletel's core business focuses on the distribution and sale of over 5,000 products required to construct, maintain and upgrade cable television and telecommunications equipment.